UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No.1)
HAMPSHIRE GROUP, LIMITED
(Name of Subject Company (issuer))
NAF ACQUISITION CORP.
(Offeror)
A Wholly-Owned Subsidiary of
NAF HOLDINGS II, LLC
(Parent of Offeror)
(Names of Filing Persons (identifying status as offeror, issuer or other person))
Common Stock, par value $0.10 per Share
(Title of Class of Securities)
408859106
(CUSIP Number of Class of Securities)
Efrem Gerszberg, Manager
NAF Holdings II, LLC
111 North Market—Suite 1300
Wilmington, DE 19890
(302) 651-8314
(Name, address, and telephone numbers of persons authorized
to receive notices and communications on behalf of filing persons))
Copies to:
Frank E. Lawatsch, Jr., Esq.
Scott Warren Goodman, Esq.
Day Pitney LLP
7 Times Square
New York, NY 10036
Calculation of Filing Fee:

Transaction valuation(1)	Amount of filing fee(2)
$30,353,865.75	$1,192.91

(1)	The transaction valuation is estimated solely for purposes of calculating the filing fee pursuant to Rule 0-11 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The calculation assumes the purchase of all outstanding common shares of Hampshire Group, Limited (“Hampshire”), par value $0.10 (the “Shares”), at a purchase price of $5.55 per Share, net to the holder thereof in cash. According to Hampshire, as of the close of business on October 31, 2008, 5,469,165 Shares were issued and outstanding.

(2)	The filing fee was calculated in accordance with Rule 0-11 of the Exchange Act by multiplying the transaction valuation by 0.0000393.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $1,192.91 Form or Registration No.: SC-TO Filing Party: NAF Holdings II, LLC and NAF Acquisition Corp. Date Filed: February 27, 2009

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☑	third party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

     This Amendment No. 1 to Schedule TO (this “Amendment”), filed with the Securities and Exchange Commission (the “SEC”) on March 30, 2009, amends and supplements the Tender Offer Statement filed under cover of Schedule TO filed with the SEC on February 27, 2009 (the “Schedule TO”), This Amendment relates to the offer (the “Offer”) by NAF Acquisition Corp. (“NAF Acquisition Corp.”), a Delaware corporation and wholly-owned subsidiary of NAF Holdings II, LLC (“NAF”), a Delaware limited liability company, to purchase all outstanding shares of common stock, par value $0.10 per share (“Common Stock”) (such shares of Common Stock, the “Shares”), of Hampshire Group, Limited, a Delaware corporation (“Hampshire”), at a purchase price of $5.55 per Share net to the holder thereof in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated February 27, 2009 (the “Offer to Purchase”), a copy of which was previously filed with the Schedule TO as Exhibit (a)(1)(i) and in the related Letter of Transmittal, a copy of which was previously filed with the Schedule TO as Exhibit (a)(1)(ii). Capitalized terms used but not otherwise defined in this Amendment shall have the meanings ascribed to them in the Schedule TO.
     The information set forth in the Schedule TO is incorporated into this Amendment by reference to all of the applicable items in the Schedule TO, except to the extent that such information is amended and supplemented as specifically provided in this Amendment. You should read this Amendment together with the Schedule TO.

ITEM 11. ADDITIONAL INFORMATION.
     Item 11 of the Schedule TO is hereby amended and supplemented by adding the following text that:
     On March 30, 2009, NAF Holdings II, LLC and Hampshire Group, Limited issued a press release announcing that NAF Holdings II, LLC had extended its previously announced tender offer, through its wholly-owned subsidiary, NAF Acquisition Corp., for all outstanding shares of common stock of Hampshire Group, Limited (Pink Sheets: HAMP.PK). A second press release was issued on March 30, 2009 to revise the expiration time set forth in the previously issued release. The expiration time of the tender offer is 5:00 P.M., New York City time, on Tuesday, March 31, 2009. As of 12:01 A.M., New York City time, on Saturday, March 28, 2009, an aggregate of approximately 3,722,562 shares of Hampshire common stock had been tendered into, and not withdrawn from, the tender offer.
     The full texts of both press releases are attached hereto as Exhibit (a)(1)(viii) and Exhibit (a)(1)(ix) and are incorporated herein by reference.
ITEM 12. EXHIBITS.
     Item 12 of the Schedule TO is hereby amended and restated in its entirety as follows:

(a)(1)(i)	Offer to Purchase dated February 27, 2009.*

(a)(1)(ii)	Letter of Transmittal.*

(a)(1)(iii)	Notice of Guaranteed Delivery.*

(a)(1)(iv)	Form of Letter from Brokers, Dealers, Commercial Banks, Trust Companies and Nominees to Clients.*

(a)(1)(v)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(vi)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

(a)(1)(vii)	Press release by Hampshire Group, Limited dated February 24, 2009, announcing execution of the Tender Offer Agreement by NAF Holdings II, LLC, NAF Acquisition Corp. and Hampshire Group, Limited.*

(a)(1)(viii)	Press release by NAF Holdings II, LLC and Hampshire Group, Limited, dated March 30, 2009, announcing extension of the Expiration Time of the Offer.

(a)(1)(ix)	Press release by NAF Holdings II, LLC and Hampshire Group, Limited, dated March 30, 2009, relating to the Expiration Time of the Offer.

(b)	None.

(d)(i)	Agreement and Plan of Merger, dated as of February 23, 2009 by and among NAF Holdings, LLC, NAF Acquisition Corp., and Hampshire Group, Limited.*

(d)(ii)	None.

(g)	None.

(h)	None.

*	Previously filed

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

NAF HOLDINGS II, LLC
By:	/s/ EFREM GERSZBERG
	Name:	EFREM GERSZBERG
	Title:	MANAGER

NAF ACQUISITION CORP.
By:	/s/ EFREM GERSZBERG
	Name:	EFREM GERSZBERG
	Title:	PRESIDENT

Date: March 30, 2009

EXHIBIT INDEX

(a)(1)(i)	Offer to Purchase dated February 27, 2009.*

(a)(1)(ii)	Letter of Transmittal.*

(a)(1)(iii)	Notice of Guaranteed Delivery.*

(a)(1)(iv)	Form of Letter from Brokers, Dealers, Commercial Banks, Trust Companies and Nominees to Clients.*

(a)(1)(v)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(vi)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

(a)(1)(vii)	Press release by Hampshire Group, Limited dated February 24, 2009, announcing execution of the Tender Offer Agreement by NAF Holdings II, LLC, NAF Acquisition Corp. and Hampshire Group, Limited.*

(a)(1)(viii)	Press release by NAF Holdings II, LLC and Hampshire Group, Limited, dated March 30, 2009, announcing extension of the Expiration Time of the Offer.

(a)(1)(ix)	Press release by NAF Holdings II, LLC and Hampshire Group, Limited, dated March 30, 2009, relating to the Expiration Time of the Offer.

(b)	None.

(d)(i)	Agreement and Plan of Merger, dated as of February 23, 2009 by and among NAF Holdings, LLC, NAF Acquisition Corp., and Hampshire Group, Limited.*

(d)(ii)	None.

(g)	None.

(h)	None.

*	Previously filed.